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April 16, 2021	Thomas J. Friedmann thomas.friedmann@dechert.com +1 617 728 7120 Direct +1 617 426 6567 Fax

VIA EDGAR

United States Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549

Attn:	Mr. Edward Bartz

Re:	Business Development Corporation of America
Preliminary Proxy Statement on Schedule 14A filed on April 1, 2021

Dear Mr. Bartz:

On behalf of Business Development Corporation of America (the “Company”), we hereby respond to the comments of the staff (the “Staff”) of the Securities and Exchange Commission received from Edward Bartz of the Staff on April 7, 2021 relating to the Company’s Preliminary Proxy Statement on Schedule 14A filed on April 1, 2021. The Company will also file a Definitive Proxy Statement on Schedule 14A on or about the date hereof responding to the Staff’s comments. For your convenience, a transcription of the Staff’s comments is included in this letter, and each comment is followed by the applicable response.

1.	Please include a copy of the proxy card with the Definitive Proxy Statement, as well as future Preliminary Proxy Statements.

Response:

A copy of the proxy card has been included with the Definitive Proxy Statement and will be included in future Preliminary Proxy Statements.

2.	On page 4, the Preliminary Proxy Statement states that “[a]bstentions and broker non-votes will be counted as present for the purpose of establishing a quorum.” Because both matters submitted for a stockholder vote are non-routine matters, please revise the disclosure to clarify that broke non-votes will not be counted as present for the purpose of establishing a quorum.

Response:

The disclosure on page 4 has been revised accordingly.

Mr. Edward Bartz April 16, 2021 Page 2

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If you have any questions, please feel free to contact the undersigned by telephone at 617.728.7120 (or by email at thomas.friedmann@dechert.com) or Matthew S. Virag at 617.728.7112 (or by email at matthew.virag@dechert.com). Thank you for your cooperation and attention to this matter.

Sincerely,

/s/ Thomas J. Friedmann

Thomas J. Friedmann

cc:

Richard J. Byrne, Business Development Corporation of America

Nina K. Baryski, Business Development Corporation of America

Leeor P. Avigdor, Business Development Corporation of America

Jonathan H. Gaines, Dechert LLP

Matthew S. Virag, Dechert LLP